Looking Forward

Friess Associates observations for clients and Brandywine Funds shareholders

March 31, 2008

Earnings, The Trend That's Never Out of Fashion for Long

Economists often draw historic parallels and, lately, some are hinting that our nation could be about to relive one of the most painful periods in recent economic memory, the 1970s. They believe the current mix of high oil prices, stalled growth and rising inflation could be a sign of an economy poised to go retro.

As a firm founded just before the short-lived rise of the Pet Rock now operating in the age of the iPhone, one of the lessons we've learned during our history is that no period perfectly mirrors another point in the past. Change is constant and, with that in mind, we rely on the consistent long-term relationship between earnings performance and stock prices to navigate our way through the various ups and downs that define a business cycle.

Earnings matter in good times and in bad. It might not seem that way when investors are preoccupied with weighty macro issues like the ones we've confronted so far this year, but over time such periods prove fleeting. The most gut-wrenching events, the ones that drive many investors to rash decisions based on their feelings about "the market" without regard to the individual companies that comprise it, present some of the best opportunities for investors committed to the long haul.

While many believe that the economy is in or is approaching recession, the return of stagflation, a persistent period of stagnant growth and rising inflation, is far from a consensus view. An important difference between today and the 1970s is magnitude, with current conditions nowhere near as dire. In making its sixth interest rate reduction in six months on March 18, the Federal Reserve signaled that reviving growth is still more pressing than stifling inflation.

To be sure, legitimate concerns remain beyond how to label the economic environment. The housing market is playing host to deflation in the average consumer's largest asset. As home prices fall and mortgage defaults rise, securities backed by pools of mortgages continue to wreak havoc in credit markets, spurring huge losses and dashing the confidence needed for financial institutions to conduct normal business. (For more on the credit crisis, please see page 3.)

The government-sponsored buyout of Bear Stearns initiated in the March quarter highlights the critical role confidence plays in markets. The quarterly loss Bear Stearns reported in December, stemming from the vanishing value of its inventory of mortgage securities, was the firm's first as a public company. Rumors swirled, clients pulled money and other companies stopped working with the investment bank. A company that weathered the 1929 stock market crash without laying off a single employee was effectively crippled in a span of three months.


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A $2 bill taped to the entrance of Bear Stearns headquarters after company management agreed to be acquired by J.P. Morgan Chase for $2 a share became a symbol of the ruinous nature of the chaos in credit markets. Bear Stearns shares were as high as $158 in the trailing year. J.P. Morgan Chase later raised its bid to $10.

Given broad uncertainty about the economy and the credit crisis, among other things, the spiking volatility that we discussed in last quarter's *Looking Forward* has intensified. Well into March, the average level of the Chicago Board Options Exchange Volatility Index so far in 2008 was 49 percent higher than its average level in 2007. Based on the frequency of days in which the S&P 500 Index has advanced or declined 1 percent or more, the index is off to its most volatile start in 70 years, according to Standard & Poor's.

As we said last quarter, volatility is not all bad. As the March quarter demonstrated, though, efforts to capitalize on stock-price inefficiencies created by volatility don't necessarily pay off right away. Still, for patient investors who stay focused on earnings trends, we believe periods when stock prices move independent of individual-company fundamentals create attractive longer-term opportunities.

Analysts predict the companies in the S&P 500 Index will combine for 13 percent earnings growth this year, down from 15 percent three months ago. Meanwhile, based on consensus Wall Street estimates, the average Friess holding is expected to grow earnings 25 percent in 2008, up from 23 percent at the end of last year. If the companies we hold exceed estimates as we expect, they should stand out as positive exceptions against the sluggish backdrop.

Rapid Growth at Reasonable Prices



All figures are dollar weighted and based on data from Baseline. March 31, 2008.

Some of the same trends that the market sees as reasons to worry drive strong and, in some cases, unprecedented growth for well-positioned companies. Soaring prices for food crops are catching the world off guard. Argentina, Cambodia, Egypt, Kazakhstan, Russia and other countries have instituted bans or tariffs on exports of various crops in response.

Global supplies are tight following harsh weather that damaged crops in Australia, Canada and Europe. America is dealing with its lowest stocks of wheat since 1946 at a time when high oil prices push more food crops toward use in biofuel production. Meanwhile, the diet of a burgeoning middle class in China, India and Latin America is shifting to more protein, which requires grain as feed. Global demand for yield-boosting fertilizer is beyond robust, and The Mosaic Co. (page 5) boasts the raw material reserves and distribution network to respond.

Demand remains solid for petroleum-based products ranging from gasoline to basic chemicals, with a weak dollar boosting activity among domestic producers satisfying foreign customers. Many producers site their operations along the Mississippi River and surrounding waterways that lead to the Gulf of Mexico. This is where Kirby Corp. (page 4) dominates the bulk liquid transport market, delivering its customers' products along different points of production and to port for shipment elsewhere.

Despite the performance of industrial stocks in the March quarter, fundamentals in much of the sector remain strong. Many companies, including Fluor Corp. (page 4), are especially appealing amid economic uncertainty given that the nature and duration of the work that they do provide investors visibility into their ongoing potential for growth. Fluor won a record $6.3 billion in contracts in the last three months of 2007, bringing its backlog of infrastructure projects to $30.2 billion.

Some of the best earnings visibility among companies with a domestic focus is in the health care sector. Generally speaking, health-care spending doesn't move in lockstep with the overall economy. Customers of Pediatrix Medical Group (page 5) come by way of the hospital, mainly through neonatal intensive care units. The company's push into anesthesiology represents a new and sizable growth opportunity that we believe Wall Street doesn't fully appreciate.

The biggest change to the portfolios we manage over the past three months was a reduction in our exposure to the technology sector. While tech holdings still represent a considerable percentage of assets, we sold a number of tech companies as gauging demand for their products and services became more difficult with customers becoming more cautious.

Tech sales funded new purchases primarily in the materials, energy and health care sectors. Holdings from the industrial sector represent our largest commitment firm-wide, followed by roughly equal positions in tech and health care. In addition to strong earnings potential, the companies we hold sell at a reasonable 16 times 2008 earnings estimates on average, which we believe gives them solid upside potential with a measure of downside protection.

Friess Associates opened its doors for business in 1974, growing as a firm at a time when the U.S. economy moved in the opposite direction. While the suits worn by our earliest teammates probably will never come back in style, the growth that our investment strategy generated then and in the years since proves that earnings are never out of fashion for long.

Bill D'Alonzo
Chief Executive Officer

Credit Crisis Continues

With a little financial wizardry, the mortgage business was transformed. Once driven by local banks, it became a global investment pool as smart people at storied institutions developed sophisticated ways to generate new revenue. Thanks to an overriding focus on upside potential for their innovations, many of the innovators outsmarted themselves.

They were not alone. Mortgage originators, investors in mortgage-backed securities and would-be homeowners also contributed to the monumental financial crisis. The common link among them was a lack of appreciation for the risks involved. By assuming that home-price appreciation was a constant, they effectively guaranteed the system would fail.

Following two years of declining home values, Merrill Lynch estimates nine million households now hold upside-down mortgages, meaning the value of these homes is worth less than the mortgage debt owed on them. For the first time, aggregate mortgage debt is greater than the value of total homeowner equity in the U.S.

The S&P/Case-Shiller Home Price Index of 20 key markets shows that home prices plunged 10.7 percent in the 12 months through January. Year-over-year returns for the index now show persistent declines.



S&P/Case-Shiller U.S. National Home Price Index
Year over Year Percent Change

Source: Standard & Poor's

Bundling mortgages into securities that were passed on to investors made it difficult for the various participants to identify exactly where risk lurked, but now it's abundantly clear. Mortgage originators and home builders face a dearth of new business. Investors are losing their invested capital. Overextended homeowners who can no longer bail themselves out by selling their homes are defaulting on mortgages. Financial institutions have gobs of money tied up in securities that no one wants to buy from them.

Times were good for the better part of a decade, but during that period Wall Street built a Trojan horse into the system in an effort to offer higher-yielding securities. Subprime mortgages, a relative gnat against the overall economic backdrop, ended up choking commerce throughout the broader credit system.

Higher risk accompanies higher return potential. A subprime mortgage is basically a loan to a homebuyer with a questionable ability to repay, with many made more precarious by escalating payment schedules and other risk-boosting provisions. At the same time, investors in mortgage-backed securities were in some cases overly aggressive. Hedge funds and other opportunistic investors compounded matters by making highly leveraged bets on these highly risky securities.

The near collapse and subsequent government-sponsored buyout of Bear Stearns demonstrates how this obscure corner of the financial system created a domino effect as lenders tightened credit and investors and consumers lost confidence in the banking system. What began as concerns about the size of Bear Stearns' exposure to mortgage securities ended with clients and business partners recoiling from their relationships with the investment bank.

Even companies with conservative investment practices have become ensnared in the credit crisis. Pharmaceutical manufacturer Bristol-Myers Squibb took a $275 million charge to write down illiquid short-term investments, known as auction rate securities, backed by collateral that included mortgages. The company's chief executive noted that the decision was made after "three large, well-known U.S. banks" walked away from making a market in the securities.

Despite aggressive Federal Reserve action to sharply lower interest rates and support the banking system, the borrowing costs facing many companies and households continue to rise. One of five U.S. companies rated AAA by both Standard & Poor's and Moody's Investors Service, General Electric still saw its annual interest payments jump $17 million when it issued bonds this quarter versus a similar sale nine months ago. Alongside declining home values, consumers entered 2008 devoting a larger percentage of disposable income to food, energy and health care than at any time since such records began being kept in 1960.

Like everyone else, we can't define the breadth of the credit crisis or identify every possible reverberation from it. What we can do is remain committed to bottom-up research, asking pointed questions and analyzing balance sheets for insight as to whether the crisis poses a direct risk to existing and potential holdings.

— Gordon Kaiser, Client Liaison

Fluor Corp., FLR



According to the International Energy Agency, expenditures on energy infrastructure between now and 2030 will reach $22 trillion. Fluor's size, areas of expertise and global presence position it to factor prominently in the world's spending plans.

NYSE-listed Fluor Corp. ranks first among construction and engineering companies on the Fortune 500 list of America's largest corporations. Fluor employs 46,000 in more than 25 countries across six continents, serving infrastructure needs for customers in the chemical, health-care, manufacturing, power, telecommunications and transportation arenas, among others. More than 60 percent of revenues, which topped $16 billion last year, originate from foreign markets.

December-quarter earnings grew 213 percent, more than doubling estimates. Fluor's oil and gas segment revenue, which accounts for roughly half of the company's total, increased 59 percent to $2.4 billion.

High commodity prices and elevated energy demand have spurred strong capital outlays by oil, gas and chemical firms. Mega-projects are underway to expand and boost the performance of refineries and power plants in the United States and to build new ones in developing markets overseas. New contract awards in the December quarter totaling $6.3 billion set a single-quarter record and drove backlogged orders to $30.2 billion, representing the ninth consecutive quarterly increase and a year-over-year gain of 38 percent.

Chief Executive Alan Boeckmann recently spoke about how Fluor's diverse customer base and long-running projects help mitigate economic sensitivity. Recently the company was awarded a $1.4 billion toll road project with the Virginia Department of Transportation and a $1.3 billion contract associated with Repsol YPF's refinery expansion in Cartagena, Spain.

Your team bought Fluor at 18 times 2008 earnings estimates. Wall Street predicts the company will grow earnings 35 percent in the March quarter.

Kirby Corp., KEX



Even as U.S. economic conditions are choppy, Kirby is finding smooth sailing in the waterways that span the nation's heartland and connect it to the Gulf of Mexico. With customers responding to demand for petroleum-based products and the export-encouraging impact of a weakened dollar, the company's earnings outlook remains buoyant.

NYSE-listed Kirby Corp. operates the largest U.S. fleet of inland tank barges and towing vessels used to transport bulk liquid products throughout the Mississippi River System and the Gulf Intracoastal Waterway. The company transports petrochemicals, pressurized products, black oil products, refined petroleum products and agricultural chemicals. Kirby also overhauls and services diesel engines for marine, power-generation and railroad applications.

Revenues grew 19 percent last year to $1.2 billion. Customers include Exxon Mobil, Dow Chemical and Shell Oil.

December-quarter earnings grew 42 percent, marking four consecutive quarters of exceeding expectations. Revenues increased 22 percent. Rates for transporting liquid cargo increased 10 percent last year as high demand for oil and chemicals outpaced a constrained supply of tank barges.

Kirby operates one-third of all tank barges that travel U.S. waterways, which is roughly twice as many as its closest competitor. The size and geographical distribution of its fleet enable Kirby to respond to demand quickly, resulting in a utilization rate near 100 percent.

Your team spoke with Chief Executive Joseph Pyne about how Kirby is reasonably insulated from broader economic turmoil. The tank barge industry benefits from pricing stability thanks to lack of affordable substitutes and unprecedented worldwide demand for basic materials.

Your team purchased Kirby at 12 times 2008 earnings estimates. The company recently increased its March-quarter earnings guidance by 10 percent. Wall Street predicts Kirby will grow earnings 19 percent in 2008.

Pediatrix Medical Group Inc., PDX



For nearly 30 years, Pediatrix has turned the fragmented field of neonatal care into an impressive growth engine, consolidating practices and unleashing operating efficiencies in a network that now spans 32 states and Puerto Rico. Now the company is expanding into anesthesiology, and Wall Street seems slow to wake up to the magnitude of the opportunity it represents.

NYSE-listed Pediatrix Medical Group provides neonatal care services, primarily in hospital-based neonatal intensive care units. The company also provides care for women and their unborn babies during high-risk pregnancies and is one of the nation's largest providers of newborn hearing screening. With its September 2007 acquisition of Fairfax Anesthesiology Associates, Pediatrix established a foundation in anesthesiology. Revenues reached $928 million in 2007, up 13 percent from the prior year.

The Fairfax acquisition immediately adds to the company's earnings potential, which is a typical characteristic of Pediatrix's acquisitions. Cost savings are expected as Pediatrix introduces systems and practices that have yielded strong benefits in its neonatal care network. Plus, Fairfax is well-positioned for growth, as its main area of operation, Northern Virginia, grew in population by 14 percent from 2000 to 2005, accounting for 60 percent of the state's total growth.

With no debt, $102 million in cash and access to more than $200 million in revolving credit, Pediatrix can quickly build on the anesthesiology foundation Fairfax provides with another high-quality acquisition.

On a recent call with your team, Chief Executive Roger Medel drew attention to reported results in the company's core neonatal business. Same-unit revenue growth approached 13 percent in the December quarter, contributing to record revenue and earnings. Pediatrix grew December-quarter earnings 19 percent on 18 percent revenue growth.

You team bought Pediatrix at less than 19 times 2008 estimates. Wall Street predicts Pediatrix will grow earnings 21 percent in 2008.

The Mosaic Co., MOS



It takes almost 10 pounds of grain to produce one pound of pork. A pound of beef requires more than twice as much grain. At a time when grain stocks are at multi-decade lows, a growing middle class in China, India and Latin America is consuming more protein. High oil prices add to the strain by encouraging farmers to dedicate more crops for use in biofuels. Farmers must improve their yields, and The Mosaic Co. is well-positioned to help them.

NYSE-listed Mosaic boasts 14 percent of the world's phosphate production capacity and 15 percent of potash capacity, representing the largest and second-largest shares in the markets for these critical fertilizers. Mosaic's crop nutrients, including phosphate, potash and nitrogen, can increase a farmer's yield per acre by as much as fourfold. Surging demand drove revenues to $7.2 billion in the 12 months through November, up 37 percent from the prior year.

Your team spoke to Mosaic Chief Executive James Prokopanko about the short supply of key ingredients used to make various phosphate fertilizers amid the growing need for additional soybean, palm oil, sugar cane and other crops used for food and fuel. Prices for a widely used fertilizer called diammonium phosphate, or DAP, quadrupled over the past year.

Given its phosphate ore reserves and extensive production and distribution networks, Mosaic is uniquely positioned to profit from rising prices. Many foreign DAP producers buy raw materials on the open market, exposing them to ingredient price inflation. Many also operate in developing nations with high costs and poor infrastructure, putting them at a greater competitive disadvantage.

Mosaic's earnings grew more than fivefold in the November quarter, exceeding estimates by 14 percent. Analysts predict the company will finish its fiscal year ending in May with 359 percent earnings growth. Your team bought Mosaic at 14 times fiscal 2009 estimates.

Brian Gentile

Six traders, or as we call them "investment implementers," man the Friess trading desk. When a Friess research team relays its wish to buy or sell a stock, it's an investment implementer's job to turn that wish into reality at the best available price. With transactions totaling billions of dollars a year, supporting our investment implementers is a mammoth job. Tucked in an office that faces the often lively trading room, Brian Gentile quietly helps ensure that the process runs smoothly.



Brian is one of five people responsible for trading operations, known in the industry as the "back office." His work is a mystery to most employees outside of trading, but his behind-the-scenes role is critically important to every portfolio we manage.

When a trader receives an authorized order, Brian is charged with setting it up in our order management system software. He follows up by reconciling trades with involved parties such as brokers and custodial banks. If a discrepancy arises in settling a trade, Brian and others in trading operations work to resolve it. He also allocates sales from the portfolios we manage and reconciles cash balances with client custodial banks, among other duties.

"Brian has all these responsibilities yet he gladly takes on additional tasks outside his job description whenever needed," said Head Trader Pat Kealey. "Right now he's using any spare time he gets during the day to work with a teammate in our IT department to streamline the month-end reconciliation process."

Prior to joining Friess Associates, Brian spent more than four years working for Brandywine Global Asset Management, where he supervised the international equity operations group. Before that, he worked as a fund administrator in the U.S. operations of City of London Investment Group. Brian earned a bachelor of science degree in finance from West Chester University.

In his free time, Brian is an avid bodybuilder. He recently traveled to Texas to spend the weekend working out with eight-time Mr. Olympia Ronnie Coleman, an arrangement made by Brian's wife as a birthday present to him. Brian and his wife have a daughter and are expecting another child in late summer.

On the Cutting Edge…

Examples of innovative and interesting ideas that cross your team's radar screen make it into this column each quarter. The chance to capitalize on investment opportunities related to them may lie in the future or may never materialize.

To Reduce Size, Researchers Think Bug

Despite success with unmanned aircraft in Iraq and Afghanistan, challenges remain for small flying vehicles designed for more subtle reconnaissance. Fixed-wing versions of micro air vehicles, which sport wingspans of less than 15 centimeters, can encounter trouble with relatively light wind gusts. Sunil Agrawal, director of the University of Delaware's Mechanical Systems Laboratory, and his team believe they have a solution. The researchers recently filed a patent for a micro air vehicle that mimics the rapid and complex flapping motions of hummingbirds and hovering insects. The team also thinks the invention might have potential for underwater vehicle propulsion.

Moving to the Beet

Searching for an economically feasible way to make plastics more ecologically cooperative, researchers at the Department of Agriculture are finding that it's hard to beat the beet. Polyactic acid (PLA) is a natural alternative to thermoplastics derived from petroleum sources. PLA-based plastics share similar properties while being biodegradable, but they cost more to make due to the processes currently used to make PLA from fermented corn sugars. The Department's Agricultural Research Service is making strides using byproducts from beet processing. PLA derived from beet pulp could have applications ranging from water bottles to pressed furniture.

Robert Strauss

A history of successful stock picking is a necessary first step in winning consideration as a potential addition to your research team. Whether a candidate takes any more steps toward joining the firm hinges on how his or her experience was earned. Robert Strauss, who came on board during the March quarter, plied his trade in a way that positions him to hit the ground running as a Friess researcher.

"Robert gleaned insights from interviews with company managements, customers, competitors and suppliers and deconstructed financial statements for years prior to joining Friess Associates," said Bill D'Alonzo, Chief Executive Officer. "Robert's experience gives him the necessary tools to make an immediate contribution."

The Friess investment strategy is based on fundamental premises regarding the power of earnings to influence stock prices and the importance of capitalizing on opportunities when pricing is attractive. During more than five years with Greenville Capital Management, Robert employed a company-by-company approach to uncover rapidly growing companies selling at reasonable valuations. He served as Senior Vice President, Portfolio Manager and Treasurer while at Greenville Capital.

Like Friess researchers, Robert worked as a generalist, meaning he was free to isolate opportunities regardless of sector. Unlike Friess researchers, Robert followed about three dozen portfolio holdings at a time. The size of the Friess research team will enable him to apply his skills to a workload that is typically less than half that size.

Prior to his time with Greenville Capital, Robert worked as an equity analyst for Wachovia Securities. While with Wachovia, he developed expertise in industry groups such as communications equipment and electronic manufacturing services. Robert also spent time as a financial consultant in the private client group of a company later acquired by Wachovia. In all, he has 11 years of stock picking experience.

Robert earned a bachelor of science degree in business administration from the University of South Carolina, with concentrations in economic security and risk management. He also holds the Chartered Financial Analyst certification.



Away from the office, Robert enjoys spending time with his wife and four children.

The Ultimate Blood Test

Identifying a medical condition early increases the likelihood that it can be effectively treated. Problem is, traditional testing for a comprehensive list of threats would require exams, imaging and more than a unit of blood, with costs reaching tens of thousands of dollars. Austin, Texas-based Biophysical Corp. offers a single-test alternative at about one-tenth of the cost. Using just two tablespoons of blood, the company's Biophysical250 assesses the sample for 250 biomarkers that offer insight into everything from nutrient deficiencies and hormonal imbalances to cardiovascular disease and cancer. Biophysical markets direct to consumers and provides a personalized report about 15 days after receiving a blood sample.

Botnets Beware

By outfitting every computer in a company with the same protections, corporate information technology departments leave some computers vulnerable to malicious software. Different users demonstrate different behavior. A one-size-fits-all approach is especially lacking for botnets, which remotely enlist a computer for nefarious activity without the user's knowledge, since protection is usually based on standard traffic thresholds. Intel's Proteus software assumes no standard, instead assessing potential threats relative to each user's specific behavior, even accounting for variables such as time of day and location. Proteus is currently being tested in the laptops of 350 users. If the software proves broadly successful, Intel could consider integrating the technology into computer circuitry.

Following Growth's Lead

Given the global nature of the trends driving the need for everything from new roads in China to state-of-the-art plants capable of handling liquefied natural gas in the U.S., we continue to find companies in areas of the economy not considered high growth just a few years ago. These are persistent trends spurring earnings strength in the industrial, energy and materials sectors for years running now, yet those areas remain fertile ground for opportunities that Wall Street doesn't fully appreciate.

Our investment decisions are based on investigative research into the unique earnings prospects of individual companies. Purchased during the March quarter, fertilizer maker Potash Corp. is meeting the growing needs of farmers in North America and offshore markets through its massive low-cost operations. Marine transporter of drybulk items Genco Shipping and Trading, purchased last August, benefits from a combination of strong rates on renewed contracts and the impact of its new vessels amid constrained overall industry capacity.

Wall Street underestimates how well-positioned the companies are to capitalize on these significant trends. Potash and Genco grew December-quarter earnings 109 and 78 percent, beating consensus estimates by 13 and 14 percent. Analysts raised their estimates on the companies by 82 and 17 percent, respectively, since our purchases. They now predict Potash and Genco will grow earnings 129 and 113 percent this year.

We've never thought that investing based on industry affiliation was a valid long-term strategy. Adhering to a fundamentals-based research process demands that we assess the speed and scope of a trend's impact on a company-by-company basis. The fact that roughly one-fourth of our firm-wide holdings were industrial-related companies at the end of March means that we're finding individual companies in the sector with attractive combinations of earnings growth and reasonable valuations.

More than two dozen research professionals and additional external research consultants conduct as many as 100 interviews each day with company managements, customers, competitors and suppliers to glean insights that uncover opportunities and foreshadow trouble before they are fully agreed upon in the broader investment community. We typically buy companies that sell at reasonable multiples of earnings estimates, differentiating us from other growth investors willing to pay a big premium for growth.

We build portfolios one company at a time without regard to the makeup of market indexes, as our goal is to outperform the indexes, not to mimic them. This individual-company focus results in portfolios with low correlations to market indexes. We ignore labels and don't blindly look to hold a given percentage of a particular sector because it's considered an area of "growth." Earnings growth defines whether we consider a company a growth investment.

In the portfolios we manage, fertilizer makers and shipping companies currently intermingle with those from other areas of the economy with similar earnings growth and valuation profiles. By keeping an open mind, we assemble a diverse collection of companies with one important thing in common: the kind of earnings strength that attracts positive attention.

Friess Strategy Highlights

- Rapidly growing companies. Average Friess holding expected to grow earnings 25 percent in 2008.
- Reasonable price-to-earnings ratios. Current average holding sells at 16 times 2008 estimates.
- Focus on companies likely to exceed consensus earnings estimates.
- Emphasis on under-researched, lesser-known companies rather than industry leaders.
- Intensive and repeated contacts with company managements, competitors, customers and suppliers.
- Typically require holdings to have three years of earnings history and $3 million in after-tax income.

Must be preceded or accompanied by a prospectus. Please refer to the prospectus for important information about the investment companies, including investment objectives, risks, charges and expenses.

Fund holdings and sector weightings are subject to change at any time and are not recommendations to buy or sell any securities. Earnings growth rates quoted refer solely to the estimated earnings growth rates of the average investment holding of Friess client portfolios based on consensus estimates from Baseline and not to the actual performance of the portfolios themselves. As of March 31, 2008, Fluor Corp., Genco Shipping & Trading Ltd., Kirby Corp., The Mosaic Co., Pediatrix Medical Group Inc. and Potash Corp. of Saskatchewan Inc. represented 0.24, 0.27, 0.47, 3.32, 1.18 and 3.05 percent of Brandywine Fund's assets. Brandywine Blue Fund held Fluor, Mosaic and Potash at 3.11, 4.40 and 3.73 percent of assets. Other companies mentioned were not held by either Fund. "Bought" date highlighted in stock charts represents the initial purchase date by Friess Associates and is not necessarily the Funds' initial purchase date. Baseline Financial Services, Inc. (Baseline) provides analytical information and services to the investment community. The S&P 500 Index is an unmanaged index commonly used to measure the performance of U.S. stocks. You cannot invest directly in an index.

Friess Associates, LLC
P.O. Box 576
Jackson, WY 83001
(307) 739-9699 • (307) 739-0899 fax

Friess Associates of Delaware, LLC
P.O. Box 4166
Greenville, DE 19807
(302) 656-3017 • (302) 656-7644 fax

Editorial Staff: Chris Aregood and Adam Rieger